Exhibit (d)(3)(iii)

May 1, 2017

Voya Variable Products Trust 7337 East Doubletree Ranch Road Suite 100 Scottsdale, AZ 85258-2034

Re:	Expense Limitations

Ladies and Gentlemen:

By execution of this letter agreement to the Expense Limitation Agreement (“ELA”) between Voya Investments, LLC (“VIL”) and Voya Variable Products Trust (“VVPT”), on behalf of Voya MidCap Opportunities Portfolio (the “Portfolio”), intending to be legally bound hereby, VIL, the adviser to the Portfolio, agrees that, from May 1, 2017 through May 1, 2019, VIL shall waive all or a portion of its investment management fee and/or reimburse expenses in amounts necessary so that after such waivers and/or reimbursements, the maximum total operating expense ratios of the Portfolio shall be as follows:

Name of Fund	Maximum Operating Expense Limit (as a percentage of average net assets)
	Class ADV	Class I	Class R6	Class S	Class S2
Voya MidCap Opportunities Portfolio	1.35%	0.85%	0.85%	1.10%	1.25%

We are willing to be bound by this letter agreement to lower our fees for the period from May 1, 2017 through May 1, 2019. The method of computation to determine the amount of the fee waiver and the definitions as set forth in the ELA shall apply, subject to possible recoupment by VIL within 36 months. This letter agreement shall terminate upon termination of the ELA.

Under Section 2 of the ELA, captioned “Right to Recoupment,” if VIL has waived or reduced any advisory fees relating to the 36 months prior to the date of any month-end calculation pursuant to Section 1.4 of the ELA (the “Calculation Date”), VIL is entitled to recoup monies from the Portfolios if, among other things, on the Calculation Date the “aggregate Term to Date Fund Operating Expenses” of a class of the Portfolios are less than the class’ “Pro-Rated Expense Cap” (as each such term is defined under the ELA).

May 1, 2017

By VIL’s execution of this letter agreement, VIL agrees that, beginning on May 2, 2010, for a Portfolio’s Classes A, I, S and S2 shares (the “ELA Amendment Date”), VIL’s right to recoupment under the ELA with respect to the Portfolio will be modified to reflect increases to the Portfolio’s expense limits implemented on the applicable ELA Amendment Date. The modification is as follows:

If on any Calculation Date the aggregate Term to Date Fund Operating Expenses for any class of the Portfolios are less than the Pro-Rata Expense Cap for that class and VIL elects to recoup waivers and reimbursements paid to the Portfolios during the preceding 36-month period which have not already been recouped, with respect to any waivers or fee reductions effected prior to the ELA Amendment Date, VIL waives its right to recoupment for amounts paid that are attributable to the difference between: (1) the Pro-Rata Expense Cap implemented on the ELA Amendment Date; and (2) the Pro-Rata Expense Cap in effect for the Portfolios prior to the ELA Amendment Date. VVPT acknowledges that any payments recouped by VIL pursuant to Section 2 of the ELA for any class prior to the ELA Amendment Date are not subject to this waiver agreement.

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May 1, 2017

Notwithstanding the foregoing, termination or modification of this letter requires approval by the Board of Trustees of VVPT.

Sincerely,

		By:	/s/ Todd Modic
Todd Modic
Senior Vice President
Voya Investments, LLC
Accepted:

By:	/s/ Kimberly A. Anderson
Kimberly A. Anderson
Senior Vice President
Voya Variable Products Trust